UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 12, 2023

7GC & Co. Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39826	85-3118980
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

388 Market Street, Suite 1300 San Francisco, CA	94111
(Address of Principal Executive Offices)	(Zip Code)

(628) 400-9284

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, par value $0.0001 per share, and one-half Redeemable Warrant	VIIAU	The Nasdaq Stock Market LLC
Shares of Class A common stock, par value $0.0001 per share	VII	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	VIIAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events

Standby Equity Purchase Agreement Term Sheet

On December 12, 2023, 7GC & Co. Holdings Inc., a Delaware corporation (“7GC” or the “Company”), signed a non-binding term sheet (the “Term Sheet”) with Yorkville Advisors Global, LP (together with one or more investment funds managed by Yorkville Advisors Global, LP, “Yorkville”) for a standby equity purchase agreement (the “SEPA”) to be entered into prior to closing of 7GC’s previously announced proposed business combination (the “Business Combination”) with Banzai International, Inc., a Delaware corporation (“Banzai”). Pursuant to such SEPA, subject to certain conditions, including the consummation of the Business Combination, 7GC shall have the option, but not the obligation, to sell to Yorkville, and Yorkville shall subscribe for, an aggregate amount of up to up to $100,000,000 of 7GC’s shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), subject to increase by the mutual consent of 7GC and Yorkville (the $100,000,000 plus any such increases, the “Commitment Amount”), at 7GC’s request any time during the commitment period commencing on the date following (x) repayment of the Pre-Paid Advance (as defined below) and (y) filing with the Securities and Exchange Commission (the “SEC”) of a Resale Registration Statement (as defined below), for the resale under the Securities Act of 1933, as amended (the “Securities Act”), by Yorkville of the shares of Class A Common Stock issued under the SEPA (excluding the Closing Shares (as defined below)) and terminating on the 36-month anniversary of the definitive SEPA.

Each advance (each, an “Advance”) the Company requests under the SEPA (notice of such request, an “Advance Notice”) may be for a number of shares of Class A Common Stock up to the greater of (i) 500,000 shares or (ii) such amount as is equal to 100% of the average daily volume traded of the Class A Common Stock during the five trading days immediately prior to the date the Company requests each Advance; provided, in no event shall the number of shares of Class A Common Stock issued cause the aggregate shares of Class A Common Stock held by Yorkville and its affiliates as of any such date to exceed 9.99% of the total number of shares of Class A Common Stock outstanding as of the date of the Advance Notice (less any such shares held by Yorkville and its affiliates as of such date). The shares would be purchased, at the Company’s election, at a purchase price equal to either:

(i)

95% of the average daily volume weighted average price of the Class A Common Stock on the Nasdaq Stock Market (“Nasdaq”) as reported by Bloomberg L.P. (“VWAP”) for the pricing period commencing (i) if submitted to Yorkville prior to 9:00 a.m. Eastern Time on a trading day, the open of trading on such day or (ii) if submitted to Yorkville after 9:00 a.m. Eastern Time on a trading day, upon receipt by the Company of written confirmation (which may be by e-mail) of acceptance of such Advance Notice by Yorkville (or the open of regular trading hours, if later), and which confirmation shall specify such commencement time, and, in either case, ending on 4:00 p.m. New York City time on the applicable Advance Notice date (the “Option 1 Pricing Period”); or

(ii)	96% of the average daily VWAP of the Class A Common Stock for the three trading days commencing on the Advance Notice date (the “Option 2 Pricing Period”).

In connection with an Advance Notice where the Company selects an Option 1 Pricing Period, if the total number of shares of Class A Common Stock traded on Nasdaq during the applicable Option 1 Pricing Period is less than the Volume Threshold (defined as the amount of the Advance shares divided by 30%), then the number of shares issued and sold pursuant to such Advance Notice shall be reduced to the greater of (a) 30% of the trading volume during such Option 1 Pricing Period as reported by Bloomberg L.P., or (b) the number of shares sold by Yorkville during such Option 1 Pricing Period, but in each case not to exceed the amount requested in the Advance Notice.

When providing an Advance Notice where the Company selects an Option 2 Pricing Period, the Company may indicate on such Advance Notice a minimum acceptable price (“MAP”). If a MAP is indicated on an Advance Notice, then each trading day during the Option 2 Pricing Period for such Advance Notice for which the VWAP of the Class A Common Stock is below the MAP or for which there is no VWAP (each such day, an “Excluded Day”) shall result in an automatic reduction to the amount of the Advance set forth in such Advance Notice by 33%, and each Excluded Day shall be excluded from the Pricing Period for purposes of determining the price at which Yorkville shall purchase the shares. Additionally, the total number of shares of Class A Common Stock in respect of such Advance (after the foregoing reductions, if any) shall be automatically increased by such number of shares of Class A Common Stock (the “Additional Shares”) equal to the number of shares of Class A Common Stock sold by Yorkville on such Excluded Day, if any, and the price paid per share for each Additional Share shall be equal to the MAP in effect with respect to such Advance Notice multiplied by 96%, provided that this increase shall not cause the total Advance to exceed the amount set forth in the original Advance Notice.

Any purchase under an Advance would be subject to certain limitations, including that Yorkville shall not purchase or acquire any shares that would result in it and its affiliates beneficially owning more than 9.99% of the then outstanding voting power or number of shares of Class A Common Stock or any shares that, aggregated with shares issued under all other earlier Advances, would exceed 19.99% of all shares of Class A Common Stock and Class B common stock of the Company, par value $0.0001 per share, outstanding on the date of the SEPA, unless Company shareholder approval was obtained allowing for issuances in excess of such amount (the “Exchange Cap”).

In connection with the execution of the Term Sheet, the Company agreed to pay a structuring fee (in cash) to Yorkville in the amount of $35,000. Additionally, (a) Banzai agreed to issue to Yorkville immediately prior to the closing of the Business Combination (the “Closing”) such number of shares of Banzai’s class A common stock, such that upon the Closing, Yorkville will receive 300,000 shares of Class A Common Stock (the “Closing Shares”) as a holder of shares of class A common stock of Banzai pursuant to the Merger Agreement (as defined below), and (b) the Company agreed to pay a commitment fee of $500,000 to Yorkville at the earlier of (i) the three-month anniversary of the date of Closing or (ii) the termination of the SEPA, which will be payable, at the option of the Company, in cash or shares of Class A Common stock through an Advance.

Additionally, Yorkville has agreed to advance to the Company, in exchange for a convertible promissory note in a form to be mutually agreed (the “Promissory Note”), an aggregate principal amount of up to $3.5 million (the “Pre-Paid Advance”), $2.0 million of which will be funded at the Closing and $1.5 million of which (the “Second Tranche”) will be funded upon the effectiveness of a Resale Registration Statement; provided that if at the time of the initial filing of the Registration Statement, shares issuable under the Exchange Cap multiplied by the closing price on the day prior to such filing is less than $7.0 million (i.e., 2x coverage of the Pre-Paid Advance), the Second Tranche will be further conditioned upon the Company obtaining stockholder approval to exceed the Exchange Cap.

The Promissory Note for the Pre-Paid Advance will be due six months from the date of issuance, and interest shall accrue on the outstanding balance of the Promissory Note at an annual rate equal to 0%, subject to an increase to 18% upon an event of default as described in the Promissory Note. The Promissory Note shall be convertible by Yorkville into shares of Class A Common Stock at an aggregate purchase price based on a price per share equal to the lower of (a) $10.00 per share (the “Fixed Price”) or (b) 90% of the lowest daily VWAP of the Class A Common Stock on Nasdaq during the ten trading days immediately prior to each conversion (the “Variable Price”), but which Variable Price shall not be lower than the Floor Price then in effect. The “Floor Price” will be the lower of (i) $2.00 per share or (ii) 20% of the VWAP of the Class A Common Stock immediately prior to effectiveness of the Resale Registration Statement, subject to a downward only reset equal to the average VWAP of the Class A Common Stock for the three trading days prior to the 20 trading day anniversary of the Closing. Additionally, 7GC, at its option, shall have the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Promissory Note at a redemption amount equal to the outstanding principal balance being repaid or redeemed, plus a 10% prepayment premium, plus all accrued and unpaid interest; provided that (i) 7GC provides Yorkville with no less than ten trading days’ prior written notice thereof and (ii) on the date such notice is issued, the VWAP of the Class A Common Stock is less than the Fixed Price.

An “Amortization Event” will occur under the terms of the Promissory Note if (i) the daily VWAP is less than the Floor Price for five trading days during a period of seven consecutive trading days (a “Floor Price Trigger”), or (ii) the Company has issued substantially all of the shares of Class A Common Stock available under the Exchange Cap (an “Exchange Cap Trigger”) (the last such day of each such occurrence, a “Trigger Date”). Within seven trading days of an Amortization Event, the Company will be obligated to make monthly cash payments in an amount equal to the sum of (i) $1.0 million of principal of the Promissory Note (or the outstanding principal if less than such amount) (the “Triggered Principal Amount”), plus (ii) a payment premium of 10% in respect of such Triggered Principal Amount, plus (iii) accrued and unpaid interest thereunder. The obligation of the Company to make monthly prepayments shall cease (with respect to any payment that has not yet come due) if any time after an Amortization Event (a) the Company reduces the Floor Price to an amount no more than 75% of the closing price of the Class A Common Stock on the trading day immediately prior to such reset notice (and no greater than the initial Floor Price), (b) the daily VWAP is greater than the Floor Price for a period of ten consecutive trading days, unless a subsequent Amortization Event occurs.

The Company also agreed to prepare and file, within 21 days following the Closing, with the SEC a registration statement, or multiple registration statements (such registration statement(s), a “Resale Registration Statement”), for the resale under the Securities Act by Yorkville of the shares of Class A Common Stock issued under the SEPA pursuant to an Advance. The Company agreed to use commercially reasonable efforts to have such registration statement declared effective within 60 days of such filing and to maintain the effectiveness of such registration statement. The Company shall not have the ability to request any Advances until such registration statement is declared effective by the SEC.

Alco Promissory Note and Amendment

On December 12, 2023, in connection with the Business Combination, Banzai came to a non-binding agreement with Alco Investment Company (“Alco”) to issue a subordinated promissory note (the “New Alco Note”) to Alco in the aggregate principal amount of $2.0 million. The New Alco Note will bear interest at a rate of 8% per annum and will be due and payable on December 31, 2024. In connection with such New Alco Note, each of 7GC and its sponsor, 7GC & Co. Holdings LLC (the “Sponsor”), have also agreed to enter into a share transfer agreement, pursuant to which for each $10.00 in principal borrowed under the New Alco Note, the Sponsor shall forfeit three shares of 7GC’s Class B common stock held by the Sponsor, and Alco shall receive three shares of Class A Common Stock, in each case, at (and contingent upon) the Closing; provided such forfeited and issued shares shall not exceed an amount equal to 600,000. Alco will also agree to a 180-day lock-up period with respect to such shares in the share transfer agreement, subject to customary exceptions.

Additionally, Banzai, Alco, and CP BF Lending, LLC agreed to amend that certain Subordinated Promissory Note issued by Banzai to Alco on September 13, 2023 (the “Existing Alco Note”) in the aggregate principal amount of $1.5 million to extend the maturity date from January 10, 2024 to September 30, 2024.

GEM Waiver

Also on December 12, 2023, in connection with the Business Combination, Banzai and GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “GEM”) agreed in a binding term sheet to terminate in its entirety the Share Purchase Agreement dated May 27, 2022 (the “GEM Agreement”), other than with respect to Banzai’s obligation to issue to GEM a warrant granting the right to purchase shares of Class A Common Stock in an amount equal to 3% of the total number of equity interests outstanding as of the Closing, calculated on a fully diluted basis, at an exercise price on the terms and conditions set forth therein, in exchange for a $2.0 million convertible debenture (the “Security”) with a five-year maturity and 0% coupon. GEM shall have the right to convert, and the Security shall automatically convert at the maturity date, into Class A Common Stock at a price equal to the lesser of $10.00 per share or 100% of the average three lowest closing bid trading prices in the 40 days immediately preceding such conversion. Banzai shall have the right to redeem the Security at any time upon 30 business day’s prior notice at a price of 145% of the then-outstanding aggregate principal amount of the Security. Additionally, Banzai agreed to prepare and file with the SEC a resale registration statement for the resale of the Class A Common Stock underlying the Security within 60 days following the Closing. The Company agreed that if such registration statement is not declared effective within 60 days of the Closing, it will pay GEM $2.0 million within one business day thereafter.

7GC Promissory Notes

Also on December 12, 2023, in connection with the Business Combination, the Sponsor came to a non-binding agreement with 7GC to amend the optional conversion provision of that certain (i) unsecured promissory note, dated as of December 21, 2022, issued by 7GC to the Sponsor, pursuant to which 7GC may borrow up to $2,300,000 from the Sponsor, and (ii) unsecured promissory note, dated as of October 3, 2023, issued by 7GC to the Sponsor, pursuant to which 7GC may borrow up to $500,000 from the Sponsor (together, the “7GC Promissory Notes”), to provide that 7GC has the right to elect to convert up to the full amount of the principal balance of the 7GC Promissory Notes, in whole or in part, 30 days after the Closing at a conversion price equal to the average daily VWAP of the Class A Common Stock for the 30 trading days following the Closing.

The foregoing descriptions do not purport to be complete and relate to non-binding agreements and terms and conditions thereof that may change prior to execution of definitive agreements. There can be no guarantee that the terms described above will not change in the definitive agreements or that the parties will be able to agree on and execute final definitive documentation at all.

No Offer or Solicitation

This Current Report on Form 8-K (this “Current Report”) does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward Looking Statements

Certain statements included in this Current Report are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, the ability of the Company and Banzai to enter into definitive documentation, on substantially the same terms or at all, with respect to the various agreements described above. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of 7GC’s and Banzai’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of 7GC and Banzai. These forward-looking statements are subject to a number of risks and uncertainties, including: the inability of the parties to timely or successfully complete the Business Combination, including due to redemptions by 7GC’s public stockholders, the failure to satisfy the minimum net cash closing condition, the failure to maintain the Nasdaq listing of 7GC’s securities, the failure to obtain certain regulatory approvals or the satisfaction of other conditions to closing in the Agreement and Plan of Merger and Reorganization, by and among 7GC, Banzai, 7GC Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of 7GC, and 7GC Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of 7GC, as amended by the Amendment to Agreement and Plan of Merger, dated as of August 4, 2023, by and between 7GC and Banzai (as amended, the “Merger Agreement”); changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to Banzai; Banzai’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Banzai’s operations and business, including information technology and cybersecurity risks, loss of customers and deterioration in relationships between Banzai and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Banzai as a result of the announcement and consummation of the Business Combination; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the amount of redemption requests made by 7GC’s stockholders; the impact of geopolitical, macroeconomic and market conditions, including the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in 7GC’s Form 10-K for the year ended December 31, 2022, and in those documents 7GC has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither 7GC nor Banzai presently know or that 7GC and Banzai currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect 7GC’s and Banzai’s expectations, plans or forecasts of future events and views as of the date of this Current Report. 7GC and Banzai anticipate that subsequent events and developments will cause 7GC’s and Banzai’s assessments to change. However, while 7GC and Banzai may elect to update these forward-looking statements at some point in the future, 7GC and Banzai specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing 7GC’s and Banzai’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders

In connection with the Business Combination, 7GC filed its registration statement on Form S-4 (Registration No. 333-274278), with the SEC on August 31, 2023 (as amended, the “Registration Statement”), which includes the definitive proxy statement/prospectus to be distributed to holders of 7GC’s common stock of record as of the Record Date in connection with 7GC’s solicitation of proxies for the vote by 7GC’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to the equity holders of Banzai in connection with the Business Combination. The Registration Statement was declared effective by the SEC on November 13, 2023 and the definitive proxy statement/prospectus and other relevant documents have been mailed to 7GC’s stockholders as of the Record Date. 7GC’s stockholders and other interested persons are advised to read the definitive proxy statement / prospectus, in connection with 7GC’s solicitation of proxies for the Special Meeting to be held to approve, among other things, the Business Combination, because these documents contain important information about 7GC, Banzai and the Business Combination. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by 7GC, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on 7GC’s website at www.7gc.holdings/sec-filings or by directing a request to info@7gc.co.

Participants in the Solicitation

7GC and Banzai and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of 7GC’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding 7GC’s directors and executive officers in 7GC’s filings with the SEC, including 7GC’s Annual Report on Form 10-K filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to 7GC’s stockholders in connection with the Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of 7GC’s stockholders generally, is set forth in the Registration Statement. Stockholders, potential investors, and other interested persons should read the Registration Statement carefully before making any voting or investment decisions.

This Current Report is not a substitute for the Registration Statement or for any other document that 7GC may file with the SEC in connection with the potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by 7GC through the website maintained by the SEC at www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

7GC & Co. Holdings Inc.

Date: December 13, 2023	By:	/s/ Jack Leeney
	Name:	Jack Leeney
	Title:	Chairman and Chief Executive Officer